UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GC CHINA TURBINE CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

36156J 104
(CUSIP Number)

Qi Na
No. 86, Nanhu Avenue, East Lake Development Zone,
Wuhan, Hubei Province 430223
People’s Republic of China
+8627-8798-5051
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Hou Tie Xin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		China
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power		10,448,792
	8. Shared Voting Power.		7,316,965
	9. Sole Dispositive Power		10,448,792
	10. Shared Dispositive Power		7,316,965
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		17,765,757
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions		☐
13.	Percent of Class Represented by Amount in Row (11)		29.87%(1)
14.	Type of Reporting Person (See Instructions)		IN

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 3 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Bu Zheng Liang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		China
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power		1,900,819
	8. Shared Voting Power		1,331,085
	9. Sole Dispositive Power		1,900,819
	10. Shared Dispositive Power		1,331,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,231,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		5.43%(1)
14.	Type of Reporting Person (See Instructions)		IN

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 4 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Qi Na
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		China
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power		1,523,703
	8. Shared Voting Power		1,067,002
	9. Sole Dispositive Power		1,523,703
	10. Shared Dispositive Power		1,067,002
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,590,705
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		4.36%(1)
14.	Type of Reporting Person (See Instructions)		IN

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 5 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Xu Jia Rong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		China
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power		1,253,246
	8. Shared Voting Power		877,609
	9. Sole Dispositive Power		1,253,246
	10. Shared Dispositive Power		877,609
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,130,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		3.58%(1)
14.	Type of Reporting Person (See Instructions)		IN

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 6 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Wu Wei
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power		1,236,104
	8 Shared Voting Power		865,605
	9. Sole Dispositive Power		1,236,104
	10. Shared Dispositive Power		865,605
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,101,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		3.53%(1)
14.	Type of Reporting Person (See Instructions)		IN

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 7 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Zhao Ying
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power		914,222
	8 Shared Voting Power		640,201
	9. Sole Dispositive Power		914,222
	10. Shared Dispositive Power		640,201
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,554,423
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		2.61%(1)
14.	Type of Reporting Person (See Instructions)		IN

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 8 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Zuo Gang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power		662,811
	8 Shared Voting Power		464,146
	9. Sole Dispositive Power		662,811
	10. Shared Dispositive Power		464,146
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,126,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		1.90%(1)
14.	Type of Reporting Person (See Instructions)		IN

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 9 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Zhang Wei Jun
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power		626,623
	8 Shared Voting Power		438,804
	9. Sole Dispositive Power		626,623
	10. Shared Dispositive Power		438,804
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,065,427
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		1.79%(1)
14.	Type of Reporting Person (See Instructions)		IN

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 10 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	He Zuo Zhi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		China
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power		479,966
	8 Shared Voting Power		336,106
	9. Sole Dispositive Power		479,966
	10. Shared Dispositive Power		336,106
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		816,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		1.37%(1)
14.	Type of Reporting Person (See Instructions)		IN

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 11 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Golden Wind Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	0
	8 Shared Voting Power	13,337,523
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	13,337,523
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	13,337,523
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	22.43%(1)
14.	Type of Reporting Person (See Instructions)	CO

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 12 of 17

CUSIP No.   36156J 104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Xu Hong Bing
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power		0
	8 Shared Voting Power		13,337,523
	9. Sole Dispositive Power		0
	10. Shared Dispositive Power		13,337,523
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		13,337,523
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		22.43%(1)
14.	Type of Reporting Person (See Instructions)		CO

(1) Based on 59,470,015 shares of common stock issued and outstanding as of August 12, 2010.

Schedule 13D	Page 13 of 17

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 9, 2009 (the “Schedule 13D”) relating to the shares (the “Shares”) of common stock, par value $0.001 per share (“Common Stock”) of GC China Turbine Corp., a Nevada corporation (the “Issuer”).  The address of the Issuer’s principal executive office is No. 86, Nanhu Avenue, East Lake Development Zone, Wuhan, Hubei Province 430223, People’s Republic of China.  Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.  All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of the Transaction.

On July 13, 2010, Hou Tie Xin, Bu Zheng Liang, Qi Na, Xu Jia Rong, Wu Wei, Zhao Ying, Zuo Gang, Zhang Wei Jun, and He Zuo Zhi (collectively, the “Purchasers”) purchased from Golden Wind Holdings Limited (“Golden Wind”) an aggregate of 19,046,285 shares of the Issuer’s Common Stock, pursuant to the terms of separate Call Option and Voting Agreements with Golden Wind and Xu Hong Bing, each dated as of September 30, 2009 (collectively, the “Call Option Agreements”).

The shares purchased under the Call Option Agreements were previously acquired by Golden Wind on October 30, 2009, pursuant to a voluntary share exchange transaction with a wind turbines manufacturer based in China pursuant to a Share Exchange Agreement (the “Exchange Agreement”) by and among the Issuer, Luckcharm Holdings Limited, a company incorporated in Hong Kong Special Administrative Region (“Luckcharm”), Golden Wind, a company incorporated in the British Virgin Islands and owner of 100% of the issued and outstanding equity interest of Luckcharm, and Wuhan Guoce Nordic New Energy Co., Ltd., a company organized in the People’s Republic of China and wholly-owned subsidiary of Luckcharm (“GC Nordic”).  The purpose of the transaction was for the Issuer to acquire GC Nordic.  As a result of the closing of the Exchange Agreement, Golden Wind became the controlling shareholder, Luckcharm became its wholly-owned subsidiary, and the Company acquired the business and operations of GC Nordic.  At the closing of the Exchange Agreement, the Issuer issued an aggregate of 32,383,808 shares of Common Stock to Golden Wind in exchange for 100% of the issued and outstanding capital stock of Luckcharm.

Subject to ongoing evaluation, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

Schedule 13D	Page 14 of 17

(f)           Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(i)
The Shares considered to be beneficially owned by Hou Tie Xin are 17,765,757 Shares, or 29.87% of the Shares.  10,448,792 of the Shares are held directly by Hou Tie Xin.  By reason of his Call Option Agreement, Hou Tie Xin has voting and dispositive powers with respect to 7,316,965 of the Shares.

(ii)
The Shares considered to be beneficially owned by Bu Zheng Liang are 3,231,904 Shares, or 5.43% of the Shares.  1,900,819 of the Shares are held directly by Bu Zheng Liang.  By reason of his Call Option Agreement, Bu Zheng Liang has voting and dispositive powers with respect to 1,381,085 of the Shares.

(iii)
The Shares considered to be beneficially owned by Qi Na are 2,590,705 Shares, or 4.36% of the Shares.  1,523,703 of the Shares are held directly by Qi Na .  By reason of her Call Option Agreement, Qi Na  has voting and dispositive powers with respect to 1,067,002 of the Shares.

(iv)
The Shares considered to be beneficially owned by Xu Jia Rong are 2,130,855 Shares, or 3.58% of the Shares.  1,253,246 of the Shares are held directly by Xu Jia Rong.  By reason of his Call Option Agreement, Xu Jia Rong has voting and dispositive powers with respect to 877,609 of the Shares.

(v)
The Shares considered to be beneficially owned by Wu Wei are 2,101,709 Shares, or 3.53% of the Shares.  1,236,104 of the Shares are held directly by Wu Wei.  By reason of his Call Option Agreement, Wu Wei has voting and dispositive powers with respect to 865,605 of the Shares.

(vi)
The Shares considered to be beneficially owned by Zhao Ying are 1,554,423 Shares, or 2.61% of the Shares.  914,222 of the Shares are held directly by Zhao Ying.  By reason of her Call Option Agreement, Zhao Ying  has voting and dispositive powers with respect to 640,201 of the Shares.

Schedule 13D	Page 15 of 17

(vii)
The Shares considered to be beneficially owned by Zuo Gang are 1,126, 957 Shares, or 1.90% of the Shares.  662,811 of the Shares are held directly by Zuo Gang.  By reason of his Call Option Agreement, Zuo Gang has voting and dispositive powers with respect to 464,146 of the Shares.

(viii)
The Shares considered to be beneficially owned by Zhang Wei Jun are 1,065,427 Shares, or 1.79% of the Shares.  626,623 of the Shares are held directly by Zhang Wei Jun.  By reason of her Call Option Agreement, Zhang Wei Jun has voting and dispositive powers with respect to 438,804 of the Shares.

(ix)
The Shares considered to be beneficially owned by He Zuo Zhi are 816,072 Shares, or 1.37% of the Shares.  479,966 of the Shares are held directly by He Zuo Zhi.  By reason of his Call Option Agreement, He Zuo Zhi has voting and dispositive powers with respect to 336,106 of the Shares.

(x)
The Shares considered to be beneficially owned by Golden Wind are 13,337,523 Shares, or 22.43% of the Shares.  Xu Hong Bing, by reason of being the sole director and officer of Golden Wind may also be deemed to beneficially own 13,337,523 Shares, or 22.43% of the Shares.

(b)
The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Hou Tie Xin	10,448,792	10,448,792	7,316,965
Bu Zhen Liang	1,900,819	1,900,819	1,331,085
Qi Na	1,523,703	1,523,703	1,067,002
Xu Jia Rong	1,253,246	1,253,246	877,609
Wu Wei	1,236,104	1,236,104	865,605
Zhao Ying	914,222	914,222	640,201
Zuo Gang	662,811	662,811	464,146
Zhang Wei Jun	626,623	626,623	438,804
He Zuo Zhi	479,966	479,966	336,106
Golden Wind Holdings, Limited	0	0	13,337,523
Xu Hong Bing	0	0	13,337,523

(c)	For the information describing transactions of the Reporting Persons’ Shares within the last sixty (60) days, see Item 4 above.

(d)	The Purchasers under the Call Option Agreements with Golden Wind and Xu Hong Bing have the right to receive any distributions from the Issuer with respect to the number of Shares as stated above.

(e)	Not applicable.

Schedule 13D	Page 16 of 17

Item 7.	Materials to be Filed as Exhibits.

None

Schedule 13D	Page 17 of 17

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2010	/s/ Hou Tie Xin
Hou Tie Xin

Dated: September 30, 2010	/s/ Bu Zheng Liang
Bu Zheng Liang

Dated: September 30, 2010	/s/ Qi Na
Qi Na

Dated: September 30, 2010	/s/ Xu Jia Rong
Xu Jia Rong

Dated: September 30, 2010	/s/ Wu Wei
Wu Wei

Dated: September 30, 2010	/s/ Zhao Ying
Zhao Ying

Dated: September 30, 2010	/s/ Zuo Gang
Zuo Gang

Dated: September 30, 2010	/s/ Zhang Wei Jun
Zhang Wei Jun

Dated: September 30, 2010	/s/ He Zuo Zhi
He Zuo Zhi

Dated: September 30, 2010	/s/ Xu Hong Bing
Xu Hong Bing

Dated: September 30, 2010	Golden Wind Holdings Limited

/s/ Xu Hong Bing
By: Xu Hong Bing